NED GOODMAN TO BECOME CHAIRMAN OF DUNDEEWEALTH

FOR IMMEDIATE RELEASE

Toronto, June 20, 2007:  DundeeWealth President and Chief Executive Officer, Ned Goodman, resigned those duties today at DundeeWealth’s annual meeting in Toronto.

Deputy Chairman David Goodman, a fourteen year veteran of the Company and for more than six years President and Chief Executive Officer of the highly successful Goodman & Company, home of Dynamic Funds, has been elected by the Board to become the Company’s new President and Chief Executive Officer with immediate effect.

Consistent in his desire to return his full attention to the transition of Dundee Corporation from a holding company to an asset management company, Ned Goodman made that intention clear today saying, “There is no explorer or entrepreneur who, having reached his or her goal, has not wanted to go out and explore some more.”

The financial services interests of Dundee Corporation are contained entirely within DundeeWealth, a stand alone company.  Other assets are captured within Dundee Resources Limited and Dundee Realty Corporation – areas which are in transition or growing.  It is here where Ned Goodman’s focus will be dedicated.

Dundee Corporation is primarily a holding company dedicated to wealth management, real estate and resources. Its domestic financial service activities are carried out through its 58% controlled subsidiary, DundeeWealth, a company with $63.9 billion in assets under management and administration.

Dundee Corporation’s real estate activities are conducted through its approximate 78% owned subsidiary, Dundee Realty Corporation which operates a land and housing business in Canada and the United States. Resource activities are carried out through its wholly owned subsidiary, Dundee Resources Limited. It is listed on the Toronto Stock Exchange (TSX:DC.A).

For further information contact:

Ned Goodman

President and Chief Executive Officer

Dundee Corporation

Telephone (416) 365-5665

Joanne Ferstman

Chief Financial Officer

Dundee Corporation

Telephone (416) 365-5010

Ned Goodman B.Sc., MBA, CFA, LLD.

Ned Goodman is considered one of the leading architects of Canada’s investment management industry and an outstanding member of the country’s philanthropic community.

Born in Montreal, Mr. Goodman combined an early interest in geology (McGill, B.Sc.) with business (UofT, MBA) in a unique approach to investment management and wealth creation that over the last 40 years has led to the establishment of the Dundee group of companies. Among the several interests that comprise the group, he is Chief Executive Officer of Dundee Corporation and today, Chairman of the Board of its largest subsidiary, DundeeWealth, home of Dynamic Funds and the Dundee Bank of Canada.

Innovation remains at the centre of Ned Goodman’s investment philosophy, his style of management and of client counsel.  It characterizes his regard for citizenship and the role leaders in the community must play in a modern society shaped increasingly by its own choices.

In 1998 he established the Goodman Institute of Investment Management at Concordia University and serves there as an Adjunct Professor and member of the Associates of the Chancellor.  He is a founding Director of the Roasters Foundation, the Jodamada Foundation and the Dynamic Fund Foundation.

He is otherwise involved in the community as Chairman Emeritus of the Canadian Council of Christians and Jews, a Governor of Junior Achievement of Canada and a Vice Chair of the Heart and Stroke Foundation of Ontario.

In 1967 he earned the designation of Chartered Financial Analysts and today remains a member of the Toronto Society of Financial Analysts.  He is also a member of the Canadian Institute of Mining and Metallurgy.

A Doctorate of Laws, honoris causa, was conferred upon Ned Goodman by Concordia University in 1997.  Earlier this year he was named Chancellor-elect of Brock University and will take up those responsibilities this summer.